Ethan E. Christensen T: (858) 550-6076 F: (858) 550-6420 christensene@cooley.com	VIA EDGAR

July 23, 2008

Peggy Kim
Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-3628

RE:	Northstar Neuroscience, Inc.
Schedule 14A filed on July 2, 2008 by Tang Capital Partners, LP
SEC File No. 001-34078

Dear Ms. Kim:

On behalf of Tang Capital Partners, LP, Tang Capital Management, LLC, and Kevin Tang (collectively, the “Filing Parties”), we have set forth below the responses of the Filing Parties to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to Kevin C. Tang dated July 8, 2008.

The numbering of the paragraphs below correspond to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

General

1.	We note you state that Tang Capital Management, LLC and Mr. Kevin Tang may be deemed to be participants in this solicitation. Please revise to include them on the cover page or advise us.

The Filing Parties acknowledge the Staff’s comment.  As discussed with the Staff, in any future filings on Schedule 14A with respect to Northstar Neuroscience, Inc. the Filing Parties will indicate on the cover page that Tang Capital Management, LLC and Mr. Kevin Tang are participants in the solicitation.

2.
The filing makes several references to a future proxy solicitation, “WHEN AND IF COMPLETED” and, in the process, implies that the filing of a non-management definitive proxy statement is not a foregone conclusion.  The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted.  Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies.  See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov.  Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-12 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities of Northstar Neuroscience, Inc. security holders.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

Peggy Kim July 23, 2008 Page Two

The Filing Parties acknowledge the Staff’s comment and confirms that for any future communications with respect to  Northstar Neuroscience, Inc. the filing parties will either (i) refrain from using non-committal language by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-12 from the application of Section 14(a) and Regulation 14A; or (iii) refrain from their public solicitation activities of Northstar Neuroscience, Inc. security holders.

*  *  *

We have been authorized to acknowledge on behalf of the Filing Parties that: (1) the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Filing Parties may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

Please direct any questions or comments regarding our responses to the Staff’s comments to the undersigned at (858) 550-6076.

Sincerely,

Ethan E. Christensen

cc:	Kevin C. Tang, Tang Capital Management LLC

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM